Exhibit 1

FOR IMMEDIATE RELEASE	11 November 2015

WPP PLC (“WPP”)

GroupM acquires mobile marketing agency Yonder Media in South Africa

WPP announces that GroupM, the world’s leading media investment management group, has acquired a majority stake in mobile marketing agency Yonder Media in South Africa.

Established in 2005, Yonder Media is a mobile-first digital and social media agency. Yonder Media’s proprietary technology framework supports a broad range of services covering mobile and social media strategy, media planning, buying and management and application development. Based in Johannesburg, the agency employs around 30 people.

Yonder Media’s unaudited consolidated revenues for the year ended 28 February 2015 were approximately ZAR 20 million, with gross assets at the same date of approximately ZAR 18 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors and strengthening its capabilities in digital media. WPP’s digital revenues (including associates) were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

In South Africa, the Group (including associates) generates revenues of around US$500 million and employs around 26,000 people. Across the continent of Africa, the Group (including associates) collectively generates revenues of almost US$700 million and employs over 28,000 people.

Contact:
Feona McEwan, WPP	+44(0) 20 7408 2204
Chris Wade, WPP